EXHIBIT (a)(11)


                                                             Emerson contact:
                                                             William K. Anderson
                                                             or Carter L. Dunkin
                                                                 314-982-1700

                                                              Daniel contact:
                                                              Sean P. O'Neill
                                                                 713-827-3892


FOR IMMEDIATE RELEASE

               EMERSON ELECTRIC CO. AND DANIEL INDUSTRIES, INC.
                     SETTLE PURPORTED CLASS ACTION LAWSUIT
                        BROUGHT BY A DANIEL STOCKHOLDER


         ST. LOUIS, June 7, 1999 -- Emerson Electric Co. (NYSE:EMR) and Daniel Industries, Inc. (NYSE:DAN) announced today an agreement in principle, subject to court approval, to settle litigation filed by a Daniel stockholder with respect to the transactions contemplated by the merger agreement providing for the acquisition of Daniel by a wholly owned subsidiary of Emerson.

         The lawsuit was purportedly filed on behalf of the stockholders of Daniel.

         A memorandum of understanding provides that Daniel will furnish certain supplemental disclosures in an amendment to its Schedule 14D-9, which was filed today with the Securities and Exchange Commission and which is being mailed today to Daniel stockholders. The memorandum of understanding will also be filed today with the SEC as an exhibit to both an amendment to Daniel's Schedule 14D-9 and an amendment to Emerson's Schedule 14D-1.

         Pursuant to the merger agreement, Emerson's wholly owned subsidiary commenced a tender offer on May 18, 1999, for all outstanding shares of common stock of Daniel Industries, Inc. The offer and withdrawal rights under the tender offer will expire at midnight, EDT, on Tuesday, June 15, 1999, unless the offer is extended.

         Emerson Electric, based in St. Louis, is a global manufacturer with market and technology leadership in the areas of process control, industrial automation,


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electronics, HVAC, appliance components, electric motors, tools and storage products. Fiscal 1998 sales totaled $13.4 billion.

         Daniel Industries is an international leader in fluid measurement and flow control products and services for the oil and gas industry. Daniel provides a wide variety of flowmeters, valves, actuators, control systems and engineered solutions, primarily for producers, transporters, refiners and processors of oil and natural gas. The company reported revenues of $283.2 million in 1998.


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